UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

GAN Limited

(Name of Issuer)

Ordinary Shares, Par Value $0.01 Per Share

(Title of Class of Securities)

G3728V 109

(CUSIP Number)

Dermot Smurfit

c/o GAN Limited

400 Spectrum Center Drive

Suite 1900

Irvine, CA 92618

(702) 988-8443

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 4, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3728V 109

1.	Names of Reporting Person. Dermot Smurfit

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Ireland

Number of Shares Beneficially Owned by Each Reporting Person with

7.	Sole Voting Power: 2,719,862 (includes right to acquire 686,500 shares)
8.	Shared Voting Power: 0

9.	Sole Dispositive Power: 2,719,862 (includes right to acquire 686,500 shares)

10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,719,862 (includes right to acquire 686,500 shares)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.2% (1)

14.	Type of Reporting Person (See Instructions): IN

(1) Based on 28,930,859 ordinary shares outstanding as of May 7, 2020.

Item 1. Security and Issuer.

This filing on Schedule 13D relates to the ordinary shares, par value $0.01 per share (“ordinary shares”), of the Issuer, whose principal executive offices are located at Axe & Bottle Court, 70 Newcomen Street, London SE1 1YT. The Reporting Person is filing this Schedule 13D to report information regarding the number and interests of securities of the Issuer beneficially owned by him.

Item 2. Identity and Background.

(a) This report is filed by the Reporting Person, an individual.

(b) The Reporting Person has a business address of c/o GAN Limited, 400 Spectrum Center Drive, Suite 1900, Irvine, CA 92618.

(c) The Reporting Person’s principal occupation, as of the date hereof, is serving as Chief Executive Officer of the Issuer. See Item 2(b) for the Reporting Person’s business address.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Ireland.

Item 3. Source and Amount of Funds or Other Consideration.

As part of the initial capitalization of the Issuer in December 2019, the Reporting Person acquired 10,000 ordinary shares for a total cash purchase price of $100. In connection with the consummation of the Scheme (as defined below), these 10,000 shares were repurchased from the Reporting Person for a total purchase price of $100, as required by the terms of the Scheme.

The Reporting Person acquired beneficial ownership of the remaining ordinary shares reported on this Schedule 13D in connection with the consummation of a statutory scheme of arrangement under United Kingdom law (the “Scheme”), which became effective on May 5, 2020, and pursuant to which: (i) the shareholders of GAN plc, a public limited company incorporated under the laws of England and Wales (“GAN plc”), exchanged their ordinary shares in GAN plc for ordinary shares of the Issuer, at the rate of four ordinary shares of GAN plc for one ordinary share of the Issuer, plus an aggregate of £2.0 million in cash consideration, and (ii) outstanding options to purchase ordinary shares of GAN plc were converted into options to purchase ordinary shares of the Issuer, subject to adjustment of the exercise price and the number of shares underlying the option based on the capital consolidation effected through the share exchange contemplated by the Scheme.

Item 4. Purpose of Transaction.

The Reporting Person does not have any present plans or proposals of the types set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, from time to time, acquire additional ordinary shares or dispose of all or a portion of the ordinary shares beneficially owned by him either in the open market or in privately negotiated transactions. The Reporting Person may also obtain additional ordinary shares upon the exercise of the stock options described in Item 5 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of May 7, 2020, the Reporting Person beneficially owned 2,719,862 ordinary shares, or 9.2% of the total outstanding ordinary shares as of May 7, 2020.

(b) With respect to the Reporting Person’s beneficial ownership of ordinary shares, he has sole voting and dispositive power over all 2,719,862 ordinary shares, of which (i) 2,033,362 shares are held by the Reporting Person directly and (ii) 686,500 ordinary shares may be acquired upon the exercise of stock options within 60 days of May 7, 2020.

(c) Other than the acquisition by the Reporting Person of ordinary shares and options to purchase ordinary shares pursuant to the Scheme, as set forth in Item 3, the Reporting Person did not effect any transactions in the ordinary shares in the past 60 days, except as follows: As part of the initial capitalization of the Issuer in December 2019, the Reporting Person acquired 10,000 ordinary shares for a total purchase price of $100. In connection with the consummation of the Scheme, these 10,000 shares were repurchased from the Reporting Person for a total purchase price of $100, as required by the terms of the Scheme.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

IPO Lock-Up Agreement

The Reporting Person has agreed, for a period of 180 days after May 4, 2020, without the prior written consent of B. Riley FBR, Inc. (“B. Riley FBR”), the representative of the underwriters in the Issuer’s initial public offering, not to (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of, directly or indirectly any ordinary shares or any securities convertible into or exchangeable for ordinary shares either owned as of May 4, 2020, or thereafter acquired, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, forward, swap or any other derivative transaction or instrument), or (iii) publicly announce any intention to engage in or cause any action or activity described in clause (i) or (ii) above.

The restrictions described in the immediately preceding paragraph do not apply to, among other items and subject to certain additional limitations, including in some cases, that any transferee, donee or distributee shall sign and deliver a lock-up agreement to B. Riley FBR:

●	transfers as a bona fide gift or gifts, including to charitable organizations;

●	transfers by will or intestacy;

●	transfers to any immediate family member;

●	transfers to any trust or other entities formed for the direct or indirect benefit of the shareholder or an immediate family member;

●	transfers in transactions consisting of ordinary shares that the Reporting Person may purchase in open market transactions on or after May 4, 2020;

●	transfers (a) to the Issuer for the purposes of exercising on a “net exercise” or “cashless” basis options or other rights to purchase ordinary shares and (b) in connection with the vesting or settlement of restricted stock units, any transfer to the Issuer for the payment of tax withholdings or remittance payments due as a result of the vesting or settlement of such restricted stock units, in all such cases, pursuant to equity awards granted under a stock incentive plan or other equity award plan;

●	the establishment of a trading plan by the Reporting Person pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, provided such plan does not provide for the transfer of securities during the restricted period;

●	transfers by operation of law pursuant to a qualified domestic order or divorce settlement;

●	transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Issuer’s board of directors and made to all holders of ordinary shares involving a change of control of the Issuer; and

●	transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible.

B. Riley FBR may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to this lock-up agreement.

The form of lock-up agreement is incorporated herein by reference as Exhibits 99.1 to this Schedule 13D.

2020 Equity Incentive Plan

In connection with the consummation of the Scheme on May 5, 2020, the Reporting Person’s options to purchase ordinary shares of GAN plc converted into the following options to purchase ordinary shares of the Issuer:

●

The Reporting Person may acquire up to 411,500 ordinary shares at an exercise price of $1.31 per share pursuant to a stock option awarded to the Reporting Person under the Issuer’s 2020 Equity Incentive Plan (“2020 Plan”). The option is fully vested and expires on July 17, 2027.

●

The Reporting Person may acquire up to 50,000 ordinary shares at an exercise price of $2.18 per share pursuant to a stock option awarded to the Reporting Person under the 2020 Plan. The option is fully vested and expires on March 8, 2029.

●

The Reporting Person may acquire up to 225,000 ordinary shares at an exercise price of $3.62 per share pursuant to a stock option awarded to the Reporting Person under the 2020 Plan. The option is fully vested and expires on October 1, 2029.

The 2020 Plan is incorporated herein by reference as Exhibit 99.2 to this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

The following documents are incorporated by reference to this Schedule 13D:

Exhibit	Description
99.1	Form of Lock-Up Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s registration statement on Form F-1 (File No. 333-237372)).
99.2	2020 Equity Incentive Plan of GAN Limited (incorporated by reference to Exhibit 4.3 of the Issuer’s registration statement on Form S-8 (File No. 333-238017)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	May 14, 2020

By:	/s/ Dermot Smurfit
Name:	Dermot Smurfit

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

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